UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20449

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                 Commission File Number: 0-27442

                              OMNIPOINT CORPORATION
             (Exact name of registrant as specified in its charter)

                              12920 SE 38th Street
                           Bellevue, Washington 98006
                                 (425) 378-4000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          11 5/8% Senior Notes due 2006
                     11 5/8% Series A Senior Notes due 2006
                          11 1/2% Senior Notes due 2009
                            14% Senior Notes due 2003
                    7% Cumulative Convertible Preferred Stock
            (Title of each class of securities covered by this Form)

                                      None
       (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [x]               Rule 12h-3(b)(1)(i)  [x]
          Rule 12g-4(a)(1)(ii)  [ ]               Rule 12h-3(b)(1)(ii) [ ]
          Rule 12g-4(a)(2)(i)   [ ]               Rule 12h-3(b)(2)(i)  [ ]
          Rule 12g-4(a)(2)(ii)  [ ]               Rule 12h-3(b)(2)(ii) [ ]
                                                  Rule 15d-6           [x]

Approximate number of holders of record as of the certification or notice date:
Less than 300 persons

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Omnipoint Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                  OMNIPOINT CORPORATION

Date: November 27, 2001           By:      /s/  Brian Kirkpatrick
                                           -------------------------------------
                                  Name:    Brian Kirkpatrick
                                  Title:   Executive Vice President, Chief
                                              Financial Officer